UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Directors

The board (“Board”) of directors of Primega Group Holdings Limited (the “Company”) announces the following resignations effective April 9, 2025:

(1)	Mr. Kan Chi Wai (“Mr. Kan”) has resigned as chief executive officer (“CEO”) and executive director (“Executive Director”) of the Company;

(2)	Mr. Cheng Hin Fung Alvin (“Mr. Cheng”) has resigned as independent director (“Independent Director”) of the Company. He has also ceased to serve as a chairman of the nominating and corporate governance committee (“NCG Committee”) and a member of each of the audit committee (“Audit Committee”) and the compensation committee (“Compensation Committee”);

(3)	Mr. Wu Loong Cheong Paul (“Mr. Wu”) has resigned as Independent Director. He has also ceased to serve as the chairman of the Compensation Committee and a member of each of the NCG Committee and the Audit Committee; and

(4)	Mr. Cheung Ka Yue (“Mr. Cheung”) has resigned as Independent Director. He has also ceased to serve as a chairman of the Audit Committee and a member of each of the NCG Committee and the Compensation Committee.

The resignations of Mr. Kan, Mr. Cheng, Mr. Wu, and Mr. Cheung did not result from any disagreement with the Company or the Board regarding our practices, policies, or otherwise.

The Board would like to express its sincere gratitude to Mr. Kan, Mr. Cheng, Mr. Wu and Mr. Cheung for their contributions to the Company during their tenure of office.

Appointment of Directors and Change in Composition of Board Committees

The Board further announces the following appointments and changes to the composition of the Board committees effective April 9, 2025:

(1)	Mr. Man Siu Ming (“Mr. Man”), having resigned as chairman of the Board (“Chairman”), will remain as an Executive Director and has been appointed as the CEO;

(2)	Mr. Tan Yu (“Mr. Tan”) has been appointed as Executive Director and Chairman;

(3)	Mr. Fang Chenxi (“Mr. Fang”) has been appointed as Independent Director, chairman of the Audit Committee and a member of each of the NCG Committee and the Compensation Committee; and

(4)	Ms. Jiang Lina (“Ms. Jiang”) has been appointed as Independent Director, chairman of the Compensation Committee and a member of each of the NCG Committee and the Audit Committee.

After the changes described above and effective from April 9, 2025,

•	the Board will consist of five Directors, including three Independent Directors, namely Mr. Zhao Yong (“Mr. Zhao”), Mr. Fang and Ms. Jiang;
•	the Board will have (i) an Audit Committee consisting of Mr. Fang, Ms. Jiang and Mr. Zhao, chaired by Mr. Fang; (ii) a NCG Committee consisting of Mr. Zhao, Mr. Fang and Ms. Jiang, chaired by Mr. Zhao; and (iii) a Compensation Committee consisting of Ms. Jiang, Mr. Zhao and Mr. Fang, chaired by Ms. Jiang.

Set forth below is certain biographical information regarding the background and experience of Mr. Tan, Mr. Fang and Ms. Jiang:

Mr. Tan, aged 38, is a Chinese national and has served as the chief executive officer of Lanzhi Yunchuang Keji (Beijing) Co., Ltd. since March 2023, where he is responsible for, among other things, the general management of the operations of the company.

Mr. Fang, aged 49, is a Chinese national and has served as the general manager of Xiaoxiang Shijie Zhibo (Hangzhou) Wangluo Keiji Co., Ltd since March 2018, where he is responsible for, among other things, the general management of the operations of the company.

Ms. Jiang, aged 47, is a Chinese national and has served as the director of Wang Mao Jiu Group Co., Ltd since November 2021, where she is responsible for, among other things, the general management of the operations of the company.

The Board has determined that Mr. Fang and Ms. Jiang qualify as independent directors under the applicable rules and regulations of the SEC and NASDAQ Rule 5605(a)(2).

There are no family relationships among the directors or executive officers of the Company.

There is no arrangement or understanding between Mr. Tan, Mr. Fang, Ms. Jiang, and any other person pursuant to which they were selected as directors or executive officers of the Company.

There are no transactions in which Mr. Tan, Mr. Fang, Ms. Jiang, or their immediate family members have an interest requiring disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Mr. Fang and Ms. Jiang meet the applicable independence requirements for members of the Audit Committee under Section 301 of the Sarbanes-Oxley Act of 2002, as amended, Rule 10A-3(b)(1) of the Exchange Act, as amended, and Rule 5605(c)(2) of the NASDAQ Marketplace Rules.

The Board has determined that none of the members of the Audit Committee qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. The Board believes the current members are collectively capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. The Board may appoint a director who would qualify as an “audit committee financial expert” if it deems necessary.

The Board believes Mr. Tan, Mr. Fang and Ms. Jiang will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Tan, Mr. Fang and Ms. Jiang on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Man Siu Ming
Name:	Man Siu Ming
Title:	Chief Executive Officer and Director

Date: April 9, 2025